UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 333-256665

ABITS GROUP INC

Level 24, Lee Garden One, 33 Hysan Avenue

Causeway Bay

Hong Kong SAR, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Explanatory Note:

The Registrant held its 2024 annual meeting of shareholders (the “Annual Meeting”) on December 10, 2024, at 11:00 A.M., Hong Kong Time, at Level 24, 33 Hysan Avenue, Causeway Bay, Hong Kong SAR, China.

A total of 44,653,789 votes of the Registrant’s ordinary shares and preferred shares present in person or by proxy, representing 68.12% of the combined voting power of the ordinary shares and preferred shares entitled to vote at the Annual Meeting and constituting a quorum for the transaction of business.

The following tables reflect the final tabulation of the votes with respect to each proposal submitted to a vote of the Registrant’s shareholders at the Annual Meeting. Abstentions were counted as present for the purpose of establishing a quorum, but were not treated as votes cast on each respective proposal. Each ordinary share is entitled to one vote, and each preferred share is entitled to six votes. The number of votes cast by preferred shares represented 5,000,000 preferred shares multiplied by six votes per share.

PROPOSAL 1:	Election of Directors

Nominee	For	Against	Abstain
Conglin (Forrest) Deng	44,648,785	4,385	618
Lionel Choong Khuat Leok	44,648,803	4,385	600
Tao Xu	44,648,889	4,281	618
Chuan Zhan	44,648,907	4,281	600
Yanyan Sun	44,648,817	4,371	600

PROPOSAL 2:	Ratification of Appointment of Independent Auditor

Total Votes	For	Against	Abstain
Ordinary shares and preferred shares	44,650,439	3,131	218

PROPOSAL 3:	Reverse Share Split at A Ratio between One-for-Six and One-for-Fifteen, with the Exact Ratio to Be Determined by the Board of Directors.

Total Votes	For	Against	Abstain
Ordinary shares and preferred shares	44,646,703	6,784	302

PROPOSAL 4:	Such other business as may properly come before the meeting or any adjournment thereof.

Total Votes	For	Against	Abstain
Ordinary shares and preferred shares	44,645,097	8,374	318

On December 12, 2024, the Registrant issued a press release announcing the results of its 2024 Annual Meeting of Shareholders. A copy of the press release is furnished as Exhibit 99.1 hereto.

Exhibit Index

Exhibit	Description

99.1	Press release dated December 12, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABITS GROUP INC

Date: December 12, 2024	By:	/s/ Deng Conglin
	Name:	Deng Conglin
	Title :	Chief Executive Officer